Exhibit 99.1

Universe Pharmaceuticals INC Regains Compliance with Nasdaq Minimum Bid Price Requirement

Ji’an, Jiangxi, China, November 14, 2022 (GLOBE NEWSWIRE) -- Universe Pharmaceuticals INC (the “Company”) (Nasdaq: UPC), a pharmaceutical producer and distributor in China, today announced that the Company received a written notification (the “Notification Letter”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) on November 9, 2022,  informing the Company that it has regained compliance with the Nasdaq’s minimum bid price requirement and the matter is closed.

On July 15, 2022, the Company was notified by Nasdaq its failure to maintain a minimum bid price of $1.00 per share for 30 consecutive business days under Nasdaq Listing Rules 5450(a)(1) and 5810(c)(3)(A), and was provided 180 calendar days, or until January 11, 2023 to regain compliance.

The Notification Letter the Company received from Nasdaq on November 9, 2022 noted that the Company evidenced a closing bid price of its ordinary shares at or greater than the $1.00 per share minimum requirement for the last 10 consecutive business days, from October 26, 2022 through November 8, 2022. Nasdaq stated that accordingly, the Company has regained compliance with Nasdaq Listing Rule 5450(a)(1).

About Universe Pharmaceuticals INC

Universe Pharmaceuticals INC, headquartered in Ji’an, Jiangxi, China, is a pharmaceutical producer and distributor in China. The Company specializes in the manufacturing, marketing, sales and distribution of traditional Chinese medicine derivatives products targeting the elderly with the goal of addressing their physical conditions in the aging process and to promote their general well-being. The Company also distributes and sells biomedical drugs, medical instruments, Traditional Chinese Medicine Pieces, and dietary supplements manufactured by third-party pharmaceutical companies. Currently, the Company’s products are sold in 30 provinces of China. For more information, visit the company’s website at http://www.universe-pharmacy.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Ascent Investors Relations LLC
Tina Xiao
President
Phone: 917-609-0333
Email: tina.xiao@ascent-ir.com